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                                                                    EXHIBIT 99.1

                                   [ILOG LOGO]

ILOG TAPS FORMER E*TRADE AND APPLE EXECUTIVE FOR TOP MARKETING JOB
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                Doug Doyle to Replace Bill Scull as Marketing VP

PARIS, France and MOUNTAIN VIEW, Calif. - Sept. 18, 2001 - ILOG(R)(NASDAQ: ILOG; NM France: SICOVAM: 006673), the world's leading supplier of software components, today announced the appointment, of Doug Doyle as vice president of worldwide marketing, reporting to ILOG Chief Executive Officer Pierre Haren. Effective October 1, Doyle will assume the role formerly held by William Scull who is leaving ILOG for personal reasons.

Doyle brings 14 years of experience in technology marketing, and product development to his executive management position at ILOG, where he will lead corporate, product and web marketing for the company. Doyle comes to ILOG from iBEAM Broadcasting Corp., a leading provider of web broadcasting and streaming media software, where he was senior director of marketing. Previously, he was vice president of product marketing at Bigvine, where he managed the definition of features and functionality for that start-up's online barter exchange software platform. Doyle has also held senior marketing and management positions at E*TRADE, where he spearheaded their retail and Internet marketing initiatives. He also led award-winning marketing programs for the education market at Apple Computer.

Doyle holds an MBA from Cornell University's Johnson Graduate School of Management, and a B.A. in economics from the University of California, Los Angeles.

"We believe Doug is the right choice to lead our world-class marketing team and continue the work already done in solidly establishing the ILOG brand. As a seasoned and well-rounded- marketing professional, he will bring high energy and a lot of great ideas to the job, said Haren.

Haren added: "Bill has made a tremendous contribution to the growth and success of ILOG and he will be missed."

Scull joined ILOG in 1997 as vice president of worldwide marketing. During his tenure, he led corporate re-branding efforts and presided over marketing initiatives that raised the visibility of ILOG as a supplier of strategic core technology relied upon by the world's leading software companies and corporations. These initiatives contributed to doubling ILOG's revenue between 1997 and 2001, and growing the number of independent software vendors (ISVs) "powered by ILOG" to 300 from just a handful of ISV partners. He is leaving the company to travel extensively with his family.

About ILOG

Dually headquartered in Paris and Mountain View, Calif., ILOG is the world's leading supplier of C++ and Java software components. ILOG's embeddable optimization, visualization and business rules software components dramatically shorten development times for enterprise software applications in the supply chain, telecommunications, transportation and financial services industries. In addition to optimization applications where ILOG enjoys significant market share, the company is taking an active role in the e-business software-components market. Visit www.ilog.com for additional information.
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ILOG is a registered trademark of ILOG. All other brand and product names are the trademarks or registered trademarks of their respective holders.

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